Exhibit 99.2

NOTICE TO READER

The Real Brokerage Inc. (the Company) adopted U.S. GAAP as issued by the Financial Accounting Standards Board (FASB) as the basis of preparation for the consolidated financial statements for the period ended December 31, 2024.

As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, the Company must re-present its interim financial reports for the year ended December 31, 2024 in accordance with GAAP, such interim financial reports having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

The attached re-presented unaudited interim condensed consolidated financial statements for the period ended September 30, 2024 (Q3 2024 Interim Financial Statements) have been prepared in accordance with GAAP and provide financial information for the period ended September 30, 2024, as re-presented on March 6, 2025. Other than as expressly set forth above, the Q3 2024 Interim Financial Statements do not, and do not purport to, update or re-present the information in the original unaudited interim condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited interim condensed consolidated financial statements.

The Company’s Annual Report on Form 40-F for the year ended December 31, 2024 (2024 40-F), filed on March 6, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned that these Q3 2024 Interim Financial Statements should be read in conjunction with the 2023 consolidated financial statements, presented as comparative information to the audited consolidated financial statements for the year ended December 31, 2024 included in the 2024 40-F.

Interim Condensed Consolidated Financial Statements (Unaudited):

Interim Condensed Consolidated Balance Sheets	2

Interim Condensed Consolidated Statements Comprehensive Loss	3

Interim Condensed Consolidated Statements of Changes in Equity	4

Interim Condensed Consolidated Statement of Cash Flows	5

Notes to the Interim Condensed Consolidated Financial Statements	6-20

1

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

UNAUDITED

	As of
	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,612	$14,707
Restricted cash	27,516	12,948
Funds held in restricted escrow account	9,250	-
Investments in financial assets	9,366	14,222
Trade receivables	17,305	6,441
Other receivables	43	63
Prepaid expenses and deposits	2,391	2,132
TOTAL CURRENT ASSETS	88,483	50,513
NON-CURRENT ASSETS
Intangible assets	2,788	3,442
Goodwill	8,993	8,993
Property and equipment	2,209	1,600
TOTAL NON-CURRENT ASSETS	13,990	14,035
TOTAL ASSETS	102,473	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,133	571
Accrued liabilities	30,991	13,374
Customer deposits	27,516	12,948
Other payables	12,843	302
TOTAL CURRENT LIABILITIES	72,483	27,195
NON-CURRENT LIABILITIES
Warrants liability	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	72,483	27,464
Commitments and contingencies

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, $0 par value, unlimited Common Shares authorized, 197,738 Shares issued and 197,544 outstanding (in thousands) at September 30, 2024; and 183,605 Shares issued and 183,430 outstanding (in thousands) at December 31, 2023	-	-
Additional paid-in capital	128,938	115,504
Deficit	(98,103)	(78,205)
Accumulated other comprehensive income (loss)	195	(167)
Treasury stock, at cost, 194 and 175 Common Shares (in thousands) at September 30, 2024 and December 31, 2023, respectively	(1,228)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	29,802	36,875
Non-controlling interests	188	209
TOTAL EQUITY	29,990	37,084
TOTAL LIABILITIES AND EQUITY	102,473	64,548

The accompanying notes form an integral part of the condensed consolidated financial statements.

2

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues	$372,488	$214,640	$914,009	$507,817
Cost of sales	340,359	195,865	829,253	460,475
Gross Profit	32,129	18,775	84,756	47,342

General and administrative expenses	16,301	9,234	42,452	27,526
Marketing expenses	15,261	11,577	43,779	29,527
Research and development expenses	3,045	1,931	8,115	5,034
Settlement of litigation	—	—	9,250	—
Operating Expenses	34,607	22,742	103,596	62,087
Operating Loss	(2,478)	(3,967)	(18,840)	(14,745)

Other income (expenses), net	151	38	381	106
Finance expenses, net	(214)	(10)	(1,289)	(587)
Net Loss	(2,541)	(3,939)	(19,748)	(15,226)
Net income attributable to noncontrolling interests	45	85	150	311
Net Loss Attributable to the Owners of the Company	(2,586)	(4,024)	(19,898)	(15,537)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	3	79	97	214
Foreign currency translation adjustment	(230)	(52)	265	10
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)
Total Comprehensive Income Attributable to Non-Controlling Interest	45	85	150	311
Total Comprehensive Loss	(2,768)	(3,912)	(19,386)	(15,002)
Loss per share
Basic and diluted loss per share	(0.01)	(0.02)	(0.11)	(0.09)
Weighted-average shares, basic and diluted	196,668	180,611	188,864	180,158

The accompanying notes form an integral part of the condensed consolidated financial statements.

3

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollar in thousands)

UNAUDITED

	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2024	115,504	(78,205)	(167)	(257)	36,875	209	37,084
Total net income (loss)	-	(19,898)	-	-	(19,898)	150	(19,748)
Total other comprehensive income	-	-	362	-	362	-	362
Member Draws	-	-	-	-	-	(171)	(171)
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	(30,336)	(30,336)	-	(30,336)
Release of treasury shares	(29,365)	-	-	29,365	-	-	-
Exercise of stock options	5,617	-	-	-	5,617	-	5,617
Exercise of warrants	862		-	-	862	-	862
Shares withheld for taxes	(1,477)	-	-	-	(1,477)	-	(1,477)
Equity-settled share-based payment	37,797	-	-	-	37,797	-	37,797
Balance at, September 30, 2024	128,938	(98,103)	195	(1,228)	29,802	188	29,990

Balance at, January 1, 2023	94,531	(50,704)	(469)	(14,962)	28,396	263	28,659
Total net income (loss)	-	(15,537)	-	-	(15,537)	311	(15,226)
Total other comprehensive income	-	-	224	-	224	-	224
Member Draws	-	-	-	-	-	(303)	(303)
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	(1,761)	(1,761)	-	(1,761)
Release of treasury shares	(15,798)	-	-	15,798	-	-	-
Exercise of stock options	592	-	-	-	592	-	592
Equity-settled share-based payment	18,980	-	-	-	18,980	-	18,980
Balance at, September 30, 2023	98,305	(66,241)	(245)	(925)	30,894	271	31,165

The accompanying notes form an integral part of the condensed consolidated financial statements.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net Loss	$(2,541)	$(3,939)	$(19,748)	$(15,226)
Adjustments for:
Depreciation and amortization	358	277	1,024	830
Equity-settled share-based payment	15,417	7,144	37,797	18,980
Finance costs	(162)	(65)	38	152
Change in fair value of warrants liability	129	(78)	600	4
Changes in operating asset and liabilities:
Funds held in restricted escrow account	-	-	(9,250)	-
Trade receivables	1,326	(614)	(10,864)	(992)
Other receivables	13	(23)	20	(1)
Prepaid expenses and deposits	(850)	(266)	(259)	(796)
Accounts payable	(63)	(493)	562	179
Accrued liabilities	(2,638)	2,654	17,617	12,068
Customer deposits	(5,608)	(13,247)	14,568	8,852
Contingent consideration	-	-	-	(600)
Other payables	1,815	718	12,541	1,388
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	7,196	(7,932)	44,646	24,838

INVESTING ACTIVITIES
Purchase of property and equipment	(367)	(197)	(964)	(448)
Purchase of financial assets	(102)	(3,037)	(1,815)	(6,766)
Sale of financial assets	1,014	1,001	6,766	845
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	545	(2,233)	3,987	(6,369)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(15,110)	(350)	(30,336)	(1,761)
Payment of employee taxes on certain share-based arrangements	(736)	-	(1,477)	-
Proceeds from exercise of stock options	1,994	380	5,617	592
Distribution to non-controlling interest	(119)	(303)	(171)	(303)
NET CASH USED IN FINANCING ACTIVITIES	(13,971)	(273)	(26,367)	(1,472)

Net change in cash, cash equivalents and restricted cash	(6,230)	(11,439)	22,266	16,997
Cash, cash equivalents and restricted cash, beginning of period	56,440	46,745	27,655	18,327
Effect of foreign exchange rate changes on cash and cash equivalents	(82)	33	207	15
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$50,128	$35,339	$50,128	$35,339

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Warrants exercised	485	-	862	-

The accompanying notes form an integral part of the condensed consolidated financial statements.

5

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

1. BUSINESS

Description of the Business

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company located in the United States and Canada. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. The Company is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance, while aiming to build a scalable, efficient brokerage operation that allows for technologically supported brokerage oversight that is not dependent on a cost-heavy brick and mortar presence in the markets in which the Company operates. The Company’s goal is to establish itself as the destination brokerage for agents, by offering a combination of technology, support, and financial incentives. The Company’s vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker and title services. In addition, the Company plans to expand its suite of tools and products tailored for agents, including Company-branded financial products.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title and mortgage broker operations.

Common Shares

On May 19, 2022, the Company announced that it renewed its normal course issuer bid (“NCIB”) to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to manage other administrative matters. RBC Capital Markets was engaged to undertake purchases under the NCIB.

6

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A. Basis of preparation

The Interim Condensed Consolidated Financial Statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The financial information as of December 31, 2023, that is included in this quarterly report is derived from the audited Consolidated Financial Statements and notes for the year ended December 31, 2023. Such financial information should be read in conjunction with the notes of the Consolidated Financial Statements included in our annual report.

All dollar amounts are in U.S. dollars unless otherwise stated.

B. Basis of consolidation

The Condensed Consolidated Financial Statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

7

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

D. Cash and Cash Equivalents and Restricted Cash

In the condensed consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market fund and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the Consolidated Balance Sheets. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding Customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective Customer deposit liability.

The following table provides a reconciliation of Cash, cash equivalents and Restricted cash reported within the Consolidated Balance Sheet that sum to the total of the same amounts shown on the Statement of Cash Flows.

	September 30, 2024	September 30, 2023
Cash and cash equivalents	$22,612	$19,006
Restricted cash	27,516	16,333
Total cash, cash equivalents, and restricted cash, ending balance	$50,128	$35,339

E. Income Taxes

The Company has not recorded any income tax expense or benefit in either the nine months ended September 30, 2024 or the nine months ended September 30, 2023 as it has had cumulative tax losses in all jurisdictions where it conducts business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our other deferred tax assets, as we believe that it is more likely than not that all of our deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets.

F. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncement

The Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU’) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU does not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new ASU adds required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to by the chief operating decision maker (“CODM”) and included within the Company’s reported measure of segment profit of loss, as well as certain other disclosures. The new ASU also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the CODM. Furthermore, certain annual disclosures will be required on an interim basis. The ASU is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2023 and in interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted retrospectively unless impracticable. The Company has adopted ASU 2023-07 retrospectively beginning from January 1, 2023.

8

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

3. REVENUE

In the following table, Revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Main revenue streams
Commissions	369,890	213,319	907,716	504,456
Title	1,400	964	3,450	2,510
Mortgage Income	1,198	357	2,843	851
Total Revenue	372,488	214,640	914,009	507,817

4. EXPENSES BY NATURE

The following table presents a breakdown of operating expenses (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cost of sales	340,359	195,865	829,253	460,475

Operating Expenses
General and Administrative Expenses	16,301	9,234	42,452	27,526
Salaries and Benefits	7,314	4,740	19,748	13,907
Stock Based Compensation	2,825	203	6,245	2,290
Administrative Expenses	1,066	1,227	2,835	2,817
Professional Fees	3,917	2,179	10,339	5,794
Depreciation and Amortization Expense	358	277	1,024	830
Other General and Administrative Expenses	821	608	2,261	1,888
Marketing Expenses	15,261	11,577	43,779	29,527
Salaries and Benefits	279	230	721	540
Stock Based Compensation for Employees	6	13	11	35
Stock Based Compensation for Agents	2,665	2,769	7,137	5,950
Revenue Share	11,651	7,946	33,190	21,064
Other Marketing and Advertising Cost	660	619	2,720	1,938
Research and Development Expenses	3,045	1,931	8,115	5,034
Salaries and Benefits	1,681	1,131	4,394	2,537
Stock Based Compensation	308	69	641	193
Other Research and Development	1,056	731	3,080	2,304
Settlement of Litigation	—	—	9,250	—
Operating Expenses	34,607	22,742	103,596	62,087
Total Cost of Sales and Operating Expenses	374,966	218,607	932,849	522,562

9

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Finance Expenses

The following table provides a detailed breakdown of Finance costs (in thousands) as reported in the Condensed Consolidated Statement of Comprehensive Loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
Description	2024	2023	2024	2023
Change in Fair Value of Warrants Outstanding	129	(78)	600	4
Realized Losses (Gains)	4	14	2	99
Bank Fees	245	153	556	431
Finance Costs	(164)	(80)	131	53
Total Finance Expenses	214	10	1,289	587

5. Income Taxes

The Company has not recorded any income tax expense or benefit in either the nine months ended September 30, 2024 or the nine months ended September 30, 2023 as it has had cumulative tax losses in all jurisdictions where it conducts business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our other deferred tax assets, as we believe that it is more likely than not that all of our deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets.

6. OPERATING SEGMENTS DISCLOSURES

Segment information aligns with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, manages the business and allocates resources into three operating segments:

●	North American Brokerage: generates revenue by processing real estate transactions which entitles the Company to commissions.

●	One Real Title: generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

●	One Real Mortgage: derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information and is (iii) regularly reviewed by the CODM. Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group’s total revenue and income (loss) from operations. The other two segments One Real Title and One Real Mortgage are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These two segments are disclosed in an ‘Other segments’ category below.

The presentation in this note for prior periods has been restated following the retrospective adoption of ASU 2023-07.

The CODM uses revenues, gross profit and operating income (loss) from operations as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes to the Interim Condensed Consolidated Financial Statements included herein. The following table provides information about the Company’s reportable segments (in thousands). Financial information for the comparable prior periods presented have been revised to conform with the current year presentation.

10

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

	For the Three Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Revenues	369,890	2,598	372,488
Cost of sales	339,507	852	340,359
Gross Profit	30,383	1,746	32,129

Operating Expenses(1)(2)	31,842	2,765	34,607
Operating Loss	(1,459)	(1,019)	(2,478)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			151
Finance expenses, net			(214)
Net Loss			(2,541)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]	Operating expenses includes Revenue share expense of approximately 11,651 thousand and is recorded in the North American Brokerage segment.

	For the Nine Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Revenues	907,716	6,293	914,009
Cost of sales	827,243	2,010	829,253
Gross Profit	80,473	4,283	84,756

Operating Expenses(1)(2)	96,246	7,350	103,596
Operating Loss	(15,773)	(3,067)	(18,840)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			381
Finance expenses, net			(1,289)
Net Loss			(19,748)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]	Operating expenses includes Revenue share expense of approximately 33,190 thousand and is recorded in the North American Brokerage segment.

11

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

	For the Three Months Ended September 30, 2023
	North American Brokerage	Other Segments	Total
Revenues	213,319	1,321	214,640
Cost of sales	195,492	373	195,865
Gross Profit	17,827	948	18,775

Operating Expenses(1)(2)	20,960	1,782	22,742
Operating Loss	(3,133)	(834)	(3,967)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			38
Finance expenses, net			(10)
Net Loss			(3,939)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]	Operating expenses includes Revenue share expense of approximately 7,946 thousand and is recorded in the North American Brokerage segment.

	For the Nine Months Ended September 30, 2023
	North American Brokerage	Other Segments	Total
Revenues	504,456	3,361	507,817
Cost of sales	459,559	916	460,475
Gross Profit	44,897	2,445	47,342

Operating Expenses(1)(2)	57,009	5,078	62,087
Operating Loss	(12,112)	(2,633)	(14,745)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			106
Finance expenses, net			(587)
Net Loss			(15,226)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]	Operating expenses includes Revenue share expense of approximately 21,064 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these Condensed Consolidated Financial Statements.

12

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Depreciation and Amortization

	For the Three Months Ended
	September 30, 2024	September 30, 2023
North American Brokerage	163	108
Other Segments	195	169
Total Company	358	277

	For the Nine Months Ended
	September 30, 2024	September, 2023
North American Brokerage	440	325
Other Segments	584	505
Total Company	1,024	830

The amount of Revenue from external customers, by geography, is shown in the table below:

	For the Three Months Ended
	September 30, 2024	September 30, 2023
United States	319,411	171,042
Canada	53,077	43,598
Total revenue by region	372,488	214,640

	For the Nine Months Ended
	September 30, 2024	September 30, 2023
United States	792,161	424,396
Canada	121,848	83,421
Total revenue by region	914,009	507,817

7. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

13

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Issued Common Shares at the beginning of the period	194,497	180,350	183,606	179,922
Effect of Treasury Purchases	(1,955)	-	(3,557)	-
Release of Shares	2,183	-	1,816	-
Effect of Warrant Exercise	50	-	51	-
Effect of Treasury Issuance	679	-	4,728	12
Effect of Share Options Exercise	1,214	261	2,220	224
Weighted-average numbers of Common Shares	196,668	180,611	188,864	180,158

Loss per share
Basic and diluted loss per share	(0.01)	(0.02)	(0.11)	(0.09)

The following potential common shares are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings per share.

	For the Period Ended
	September 30, 2024	September 30, 2023
Options	15,662	22,319
RSU	27,097	22,254
Total	42,759	44,573

8. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to acquire Common Shares upon the exercise of Company options (“Options”). Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

The Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

14

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

The following table depicts the number of Options granted (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	28,732
Balance January 1, 2024	28,732
On April, 2024	45	3 years vest	10 years
On August, 2024	30	3 years vest	10 years
Balance September 30, 2024	28,807

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted in the period were as follows:

	September 30, 2024	September 30, 2023
Share price	$4.31 to $5.72	$1.25 to $1.67
Expected volatility (weighted-average)	73% to 95%	108%
Expected life (weighted-average)	4.13 to 10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	4.24 - 4.26%	3.62 - 3.73%
Weighted-average grant date fair value	$4.87	$1.28

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

15

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	September 30, 2024		December 31, 2023
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	21,943	$0.92	21,746	$0.87
Granted	75	4.87	1,675	1.28
Forfeited/ Expired	(74)	1.43	(312)	1.41
Exercised	(6,282)	0.59	(1,166)	0.36
Outstanding at end of period	15,662	$1.06	21,943	$0.92
Exercisable at end of period	11,820	0.91	15,566	0.72

The Options outstanding as of September 30, 2024 had a weighted average exercise price of $1.06 (December 31, 2023: $0.92) and a weighted-average remaining contractual life of 6.8 years (December 31, 2023: 8.8 years).

D. Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which has a vesting term of up to 3 years and is subject to forfeiture in certain circumstances, entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s discretion. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the period ended September 30, 2024 was $3.9 million and was classified as Marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest immediately but have a one-year restriction period, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s sole discretion. The RSUs are expensed in the period in which they are issued with a corresponding increase in Equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 20% of the commission withheld (the percentage was 30% previously) if an agent has met the Cap. On January 1, 2024, the Company updated the Bonus RSUs structure to matching (i) 10% of the commission withheld if an agent has not met the Cap and (ii) 20% of the commission withheld if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to Cost of sales and the Bonus RSUs are expensed based on the nature of the role of the employee or agent granted the Bonus RSUs. RSUs purchased under the program are expensed immediately and Bonus RSUs are amortized over the vesting period with a corresponding increase in Stock-based compensation reserve.

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the Condensed Consolidated Statements of Comprehensive Loss.

16

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share units under its equity plan.

Restricted Share Units
Balance at, December 31, 2022	16,908
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(2,068)
Balance at, December 31, 2023	27,609
Granted	14,583
Vested and Issued	(13,896)
Forfeited	(1,199)
Balance at, September 30, 2024	27,097

Stock Based Compensation Expense

The following table provides a detailed breakdown of the Stock-based compensation expense (in thousands) as reported in the Condensed Consolidated Statement of Comprehensive Loss.

	For the Period Ended
	September 30, 2024			September 30, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock Based Compensation	-	23,763	23,763	-	10,512	10,512
Marketing Expenses – Agent Stock Based Compensation	301	6,836	7,137	2,033	3,917	5,950
Marketing Expenses – FTE Stock Based Compensation	2	9	11	5	30	35
Research and Development – FTE Stock Based Compensation	20	621	641	68	125	193
General and Administrative – FTE Stock Based Compensation	1,448	4,797	6,245	1,166	1,124	2,290
Total Stock Based Compensation	1,771	36,026	37,797	3,272	15,708	18,980

9. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Condensed Consolidated Statements of Balance Sheets:

Description	Cost or Amortized Cost December 31, 2023	Cost or Amortized Cost September 30, 2024	Estimated Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value September 30, 2024
Cash Investments	6,531	28	6,531	(6,728)	225	-	28
Fixed Income	7,274	9,187	7,597	1,446	144	95	9,282
Investment Certificate	94	56	94	(38)	-	-	56
Total	13,899	9,271	14,222	(5,320)	369	95	9,366

17

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other comprehensive income (loss).

Available-for-sale debt securities in an unrealized loss position at each measurement date are individually evaluated for expected credit losses. The Company evaluates whether the unrealized loss is due to market factors or changes in the investment holdings’ credit rating. An expected credit loss will be recorded when an investment in an unrealized loss position is determined to have lost value from a decreased credit rating. For the periods ended September 30, 2024 and December 31, 2023, no allowance for credit losses was recorded.

10. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands)

	September 30, 2024	December 31, 2023
Computer hardware and software	3,029	2,082
Furniture, fixture, and equipment	10	10
Total property and equipment	3,039	2,092
Less: accumulated depreciation	(830)	(492)
Property and equipment, net	2,209	1,600

For the periods ended September 30, 2024 and December 31, 2023, depreciation expense was $355 and $316 respectively.

11. INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years. The below balance includes $15 thousand of indefinite-lived trademarks that are not amortized.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2022	3,933
Measurement Period Adjustment	530
Balance at December 31, 2023	4,463
Additions	15
Balance at September 30, 2024	4,478
Accumulated Depreciation
Balance at December 31, 2022	225
Depreciation	796
Balance at December 31, 2023	1,021
Depreciation	669
Balance at September 30, 2024	1,690

Carrying Amounts
Balance at December 31, 2023	3,442
Balance at September 30, 2024	2,788

As of September 30, 2024, expected amortization related to Intangible assets will be:

Expected Amortization
2024, excluding the nine months ended September 30, 2024	$224
2025	893
2026	780
2027	780
2028	96
2029 and thereafter	—
TOTAL	$2,773

18

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

12. GOODWILL

We record Goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review Goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate Goodwill may be impaired.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Impairment	-	-	-	-
Adjustments	-	-	-	-
Balance at September 30, 2024	602	7,670	721	8,993

	Realty Crunch	Expetitle	LemonBrew	Total
Accumulated Impairment Loss at December 31, 2022	—	—	—	—
Goodwill Impairment	—	723	—	723
Accumulated Impairment Loss at December 31, 2023	—	723	—	723
Goodwill Impairment	—	—	—	—
Accumulated Impairment Loss at September 30, 2024	—	723	—	723

13. CAPITAL AND RESERVES

Common Shares

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	September 30, 2024	December 31, 2023
Common Shares, Beginning Balance	183,605	179,922
Release of Restricted Stock Units	4,979	1,231
Stock Options Exercised	9,017	2,452
Warrants Exercised	137	—
Common Shares, Ending Balance	197,738	183,605

Treasury Stock

Treasury Stock is recognized at cost of purchase and presented as a deduction from equity. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	September 30, 2024	December 31, 2023
Treasury Stock, Beginning Balance	175	5,771
Repurchases of Common Shares	7,173	1,988
Issuance of Treasury Stock	(7,154)	(7,584)
Treasury Stock, Ending Balance	194	175

19

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

14. FINANCIAL INSTRUMENTS – FAIR VALUE

Items measured at fair value (in thousands))

	For the Period Ended September 30, 2024			For the Year Ended December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	9,366	-	9,366	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	9,366	-	9,366	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	269	269

During the periods ended September 30, 2024, and December 31, 2023, there have been no transfers between Level 1, Level 2 and Level 3.

15. COMMITMENTS AND CONTINGENCIES

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Matter”). The Umpa Matter alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Matter on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Matter, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement. This settlement amount is presented as a current asset in funds held in restricted escrow account, and as a current liability in other payables, on the Company’s Consolidated Statements of Financial Position for the period ended September 30, 2024.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following any appeals process, if applicable. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Class Action”). The Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Class Action, and the Company is unable to predict the outcome of the Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

20